PETER E. REINERT DIRECT DIAL: 407-418-6291 NORTH EOLA DRIVE OFFICE POST OFFICE BOX 2809 ORLANDO, FLORIDA 32802-2809 peter.reinert@lowndes-law.com

August 20, 2009

Ms. Karen J. Garnett

Assistant Director

Division of Corporation Finance

United States Securities and Exchange

    Commission

Mail Stop 3010

100 F Street, NE

Washington, DC 20549

Re:	CNL Macquarie Global Growth Trust, Inc.

Registration Statement on Form S-11/A Filed July 8, 2009

Registration No. 333-156479

Dear Ms. Garnett:

We are writing on behalf of our client, CNL Macquarie Global Growth Trust, Inc. (the “Company”), in response to the comments contained in the Staff’s letter dated July 29, 2009. The headings and paragraph numbers below correspond to the headings and paragraph numbers in your letter.

For your convenience, we have reproduced your comments in this letter and included our responses directly below each comment.

General

1. We note that up to 30% of your assets may be located outside of the United States, Please revise to provide a detailed discussion of the possible non-favorable tax treatment fox assets not located in the United States and how such treatment would affect taxation on the corporate and shareholders level. For instance, elaborate on the additional tax cost and other inefficiencies that could reduce the benefits of your REIT status as disclosed on page 7.

RESPONSE:

We have revised the “Prospectus Summary — Our REIT Status” section to provide a more detailed discussion of the possible non-favorable tax treatment, and its effect, to the extent we invest in assets

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Ms. Karen J. Garnett, United States Securities and Exchange Commission August 20, 2009 Page 2

outside the United States. We have also provided greater detail in “Federal Income Tax Considerations – Other Tax Considerations.” We believe our existing discussion of these risks in the “Risk Factors – Federal Income Tax Risks” is sufficiently detailed.

Our Conflicts of Interest, page 8

2. We note your response to comment 2 of our letter dated April 17, 2009. Please revise to disclose the number of programs that do not have similar investment objectives to you or confirm to us that there are no such programs.

RESPONSE:

We have revised the discussion to also disclose the number of programs that do not have similar investment objectives to us. CNL manages three other real estate programs and Macquarie Capital Funds manages two other real estate programs that are actively investing in real estate assets but have investment objectives dissimilar to ours.

Management Compensation. page 59

3. It is not clear why you have revised the estimated maximum amounts in the table based on a leverage policy of 50%. Please revise to disclose the fee amounts assuming the maximum permissible leverage.

RESPONSE:

As is noted in the Prospectus Summary – Borrowing Policies (page 3), in the Q&A section (page 18), in footnote (3) to our Estimated Use of Proceeds table (page 50), in Business – Borrowing Policies (page 80) and in Management Discussion and Analysis – Liquidity and Capital Resources (page 90), once the REIT owns a seasoned and stable portfolio, the intent is to target a range of aggregate borrowings of between 40% to 60% of the aggregate value of its assets. Even though the board of directors has adopted a maximum leverage limitation of 75% of the aggregate value of assets as permitted under guidelines promulgated by the North American Securities Administrators Association, we believe that disclosing fees and expenses based on the maximum permissible leverage could be misleading to investors because the REIT does not intend to apply indebtedness that would even exceed 60% of the aggregate value of its assets. Because the targeted leverage was expressed in terms of a range, we believe the midpoint of the disclosed range is a reasonable expectation of the target leverage. In regards to your previous request, we further clarified in the footnotes to the compensation tables what the fees would be if leverage were to go as high as 60%, or the top end of the disclosed range. While we respectfully submit that we believe that the previous disclosure reflected an appropriate “Estimated Maximum Dollar Amount” of fees and expenses, we have revised the compensation tables to apply 60%, or the high end of the range as opposed to the midpoint.

Ms. Karen J. Garnett, United States Securities and Exchange Commission August 20, 2009 Page 3

Investment Objectives and Policies, page 75

4. Considering that one of your investment objectives is to realize growth in the value of your assets, describe in more detail how your strategy will influence the types of mortgage, bridge and mezzanine loans in which you may invest. For example, we note the disclosure on page 75, which states that these investments may lead to an opportunity to purchase an interest in the underlying property. Please disclose whether this means that you will seek to invest in distressed or high-risk loans with a view to taking and holding the property in the event of default.

RESPONSE:

While a portion of the loans we may invest may result in the ownership of the underlying property, it generally will not be the intent to acquire loans for the purpose to own such underlying real estate. On occasion, however, distressed or high-risk loans may be acquired with the understanding that owning the underlying property is a satisfactory outcome.

Please see page 78, “Investments in and Originating Loans” where additional detail has been included to describe our strategy to invest in real estate-related loans. We believe that statements made regarding the investment in loans on page 65, “Investment Objectives and Policies,” are sufficient.

Summary of Redemption Plan, page 140

5. We note that stockholders with redemption request not fully satisfied must affirmatively make a subsequent request for redemption or their remaining initial request will be deemed cancelled. To the extent that a request is sustained and requires multiple periods to satisfy, please revise to clarify whether the redemption price will be based on the time the request was made or filled.

RESPONSE:

We have revised Section 3 of the Redemption Plan and page 123 of Pre-Effective Amendment No. 3 to Form S-11 to clarify that in the case of pro rata (multiple) redemptions, the redemption price for Shares being redeemed that quarter on a pro rata basis will be based on the time the order is filled for such Shares, which would be the end of a quarter.

Annex A

Prior Performance Tables – CNL

6. Please note that in your registration statement filed on EDGAR, you describe Table II as discussing programs that became fully subscribed from 2005 instead of 2006. Please revise.

Ms. Karen J. Garnett, United States Securities and Exchange Commission August 20, 2009 Page 4

RESPONSE:

We have revised the description of Table II as discussing programs that became fully subscribed from 2006. As this was a typographical error, no other conforming changes are required.

Annex B

Prior Performance Tables – Macquarie

Table I, page B-4

7. It appears that the reference to operating expenses in footnote 12 should be offering expenses. Please revise or advise.

RESPONSE:

We have amended Table I of the Macquarie Prior Performance Tables, footnote 12, to read “Represents percentage of funds raised, including DRP, that were applied to acquisition costs. The total offering expenses related to non-DRP issuances represent 1.13% of non-DRP funds raised.”

*****

Please contact me or Kevin J. Lavin, Esq. at (703) 720-7011 if you have any questions regarding the foregoing. Also enclosed, as requested, with this letter is a marked copy of the amendment which highlights the changes we have made to the Form S-11/A filed on July 8, 2009. Further, please advise whether the Staff has any additional comments.

Best regards.

Very truly yours,

LOWNDES, DROSDICK, DOSTER, KANTOR & REED, P.A.

/s/ Peter E. Reinert
Peter E. Reinert

PER/cb

Encls.

Ms. Karen J. Garnett, United States Securities and Exchange Commission August 20, 2009 Page 5

cc:	Duc Dang (SEC)

Jamie John (SEC)

Cicely LaMothe (SEC)

Kevin J. Lavin, Esq.

David Malinger, Esq.

Michael J. Choate, Esq.